CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed the entire S-1 filing statement for Red Fish Holdings.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their amended Registration Statement pertaining to the registration of 1,000,000 shares of common stock of Red Fish Holdings of our Audit Report dated April 26, 2016 with respect to the financial statements of Red Fish Holdings as of February 29, 2016 and for the period of the Company’s Inception (August 4, 2015), through February 29, 2016 We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ K. Brice Toussaint

[Dallas Texas]

[May 20, 2016]